SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                 August 1, 2003

                                 CORUS GROUP plc
                 (Translation of Registrant's Name into English)

                                   30 Millbank
                             London SW1P 4WY England
                    (Address of Principal Executive Offices)

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                     under cover of Form 20-F or Form 40-F:

                            Form 20-F [X] Form 40-F __

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                 as permitted by Regulation S-T Rule 101(b)(1):

                                  Yes __ No [X]

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                 as permitted by Regulation S-T Rule 101(b)(7):

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   of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated,
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          other document is not a press release, is not required to be
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                               filing on EDGAR.)

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          the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934:

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          the registrant in connection with Rule 12g3-2(b): 82 - _____)

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                                  CORUS UPDATE

                                  1 August 2003


Financing

Corus Group plc ('Corus') is today pleased to announce that it has signed a new EUR1.2 billion banking facility, to replace the existing facility that was due to expire at the end of January 2004. The new amortising syndicated facility has a final maturity date of 30 June 2006, and provides committed bank financing for Corus' working capital requirements. The key elements of the facility are set out in Note 1 below.

In addition, Corus is continuing to progress a range of options with respect to the funding of the Group's proposed UK restructuring measures, as set out at the time of Corus' AGM on 29 April.

Trading

Corus progressively achieved a more consistent manufacturing performance across the Group during the first half of 2003, including the successful resumption of two blast furnace operations at Port Talbot in January which has brought greater stability to the UK businesses. In EU markets generally, despite subdued levels of steel demand, improvements in average selling prices were secured. Against this background, the Group's operating result before exceptional items for the first half of 2003 is anticipated to be around (pound)100m better than in the second half of 2002, when a loss of (pound)141m was incurred. Net borrowings at the end of the half year have increased to around (pound)1.55 billion, principally due to higher working capital requirements reflecting improved selling prices and increased output levels.

The Group's interim results are scheduled to be released on 24 September 2003.

Outlook

During the second half of 2003 the Group expects to continue to benefit from the improvements being made in its manufacturing performance, particularly in the UK, as well as from the strengthening of the Euro against Sterling, as currency exposure hedging of up to six months unwinds. Nevertheless, conditions in EU markets remain both challenging and uncertain. In addition Corus' results for the second half of the year will include the normal seasonal impact of planned Summer and Christmas maintenance periods.

Notes:

1. As indicated above, the new revolving multi-currency syndicated facility is a working capital facility. Under the terms of this facility, Corus has successfully agreed with its banks considerable flexibility as to the raising of additional funding to fully implement the UK restructuring programme.

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The principal terms of the new syndicated facility, which is normal for a facility of this type, include:

o Committed funding of EUR1.2 billion until the end of January 2004, reducing to EUR1.0 billion until the end of June 2005; then EUR0.8 billion until the end of December 2005; and, EUR0.6 billion until the end of June 2006.

o Fixed security over shares in Corus UK Limited, and over shares in Corus Nederland BV. A floating charge over the assets of Corus Group plc and Corus UK Limited. The charge over Corus UK Limited is subject to a cap of 20% of tangible assets, consistent with the terms of the (pound)150m 2016 debenture stock.

o    Covenants:

     o Group EBITDA / net interest cover shall not be less than: 2 times until the end of December 2003; 2.5 times until the end of June 2004; 3 times until the end of December 2004; 3.5 times until the end of December 2005; and, 4 times until the end of June 2006.

     o Group net tangible worth shall not be less than(pound)2.5 billion (after allowing for impairment / restructuring costs).

     o Dividends of up to 30% of net distributable earnings from ordinary activities are permitted, subject to a Group EBITDA / net interest cover of at least 7 times.

     o Group gearing (net debt / net tangible worth, after allowing for impairment / restructuring costs) shall not exceed: 75% until the end of June 2004; 65% until the end of June 2005; and, 60% until the end of June 2006.

     o Corus Nederland net tangible worth shall not be less than EUR2 billion, and Corus Nederland cumulative EBITDA shall not be below EUR150m for the six months to the end of December 2003, plus EUR75m for each quarter thereafter.

Taking account of the new facility, together with the Group's existing bonds and debentures, total committed borrowing facilities available to the Group now amount to around (pound)1.9 billion.

2.   Contacts:    Investor Relations        -        (44) (20) 7717 4503/4504
                  Corporate Relations       -        (44) (20) 7717 4502/4505


END

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                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 CORUS GROUP plc



Date: August 1, 2003                        By  Theresa Robinson
                                                ----------------
                                                Name: Mrs T Robinson
                                                Group Secretariat Co-ordinator